Exhibit 99.1

Genius Group Launches Genius Metaversity 2.0 in

Partnership with Vatom Labs and GeniusX

SINGAPORE, September 7, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, has launched Genius Metaversity 2.0, a virtual reality learning environment in partnership with GeniusX and Vatom Labs to hold educational courses and summits in the Metaverse.

Genius Group’s Global AI Entrepreneur Summit held on September 6 and 7, 2023 is being hosted this week in Genius Metaversity 2.0 with over 6,000 entrepreneurs registered to attend. Each has access to their own Genie AI, providing them with personalised guidance and learning, together with their own virtual avatars, connecting in a global classroom, interacting with mentors and joining courses.

Genius Metaversity 2.0 is an upgrade and expansion of Genius Metaversity 1.0, launched in June 2023, and will continue to expand over the next three months with the following features:

●	Access into a virtual 3D world, accessible via laptop or desktop, integrated into GeniusU, Genius Group’s Edtech platform.

●	A central hub for students to meet their Genie AI, and discover their talents, passions and purpose in order to personalise their learning journey.

●	Four virtual campuses: Entrepreneur Campus, Investor Campus, University Campus and School Campus. Each campus contains a vibrant community, lead mentors, course content, GEMS (student credits), and a calendar of live courses and events.

●	A Partner Portal for faculty and community partners to get certified and utilise GeniusU’s AI driven tools to build their global classrooms and offer their courses.

Genius Metaversity has partnered with Vatom, who has provided the virtual environment and 3D platform together with virtual world-building tools in both Genius Metaversity 1.0 and 2.0, and with GeniusX, who is providing the architecture and design of the campuses, partner portal and global classrooms in Genius Metaversity 2.0.

Roger Hamilton, founder of Genius Group says: “We are excited to build on our partnership with Vatom Labs and to welcome GeniusX who are bringing their innovative designs to our Metaversity. GeniusX has built a leadership position in virtual worlds for learning with the Retreat App on the Meta Store. With the partners we have assembled, together with the current AR/VR projects and plans our partners have with well known entities in this space, we are excited to be working with pioneers in the new world of gamified, virtual learning. We believe the future of education is in personalised, gamified, immersive learning, and Genius Metaversity is a key part of our plan to strive to remain at the cutting edge of the advances currently taking place in Edtech.

Eric Pulier, founder of Vatom says: “Genius Metaversity is exactly the kind of project that Vatom’s platform and set of tools have been designed for. We are excited to integrate our world building tools and avatars with GeniusU’s partner portal, campuses and Genie AI. We also see potential in being able to extend Genius Metaversity’s campus model to companies building their own global classrooms to train and certify their teams and customers.”

Nick Janicki, CEO and co-founder of GeniusX says “This partnership is a fantastic opportunity to apply our unique learning methodologies into Genius University, which was first showcased in the Meta VR store. With the addition of GeniusX’s design expertise specific to virtual worlds we look forward to accelerating the timeline in making Genius Metaversity available via fully immersive VR headsets and devices.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to strive to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

About Vatom

Vatom is dedicated to transforming how businesses connect with their target audiences. Our platform enables more direct and meaningful interactions helping to build stronger relationships, boosting loyalty, and driving growth. Only the Vatom platform offers a comprehensive suite of features, unrivaled ease-of-use, superior scalability, and robust security, demanded by Fortune 1000 companies, making it the only choice for businesses looking to optimize and grow.

For more information, please visit: https://www.vatom.com/

About GeniusX

Founded by Nick Janicki, Lyle Mason and Joe Polish, GeniusX is an XR development company that provides unique, interactive, immersive learning experiences for the future of education. GeniusX is the developer behind Retreat App, a virtual reality education application on the Meta VR Store that hosts classes featuring the world’s top experts in the Metaverse. With photo realistic backgrounds and real-life videos of educators, students get to choose their own virtual reality adventure through interactive learning worlds, customized group classrooms, and exquisite immersive environments.

For more information, please visit: https://geniusx.com/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry, RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com